January 6, 2006

VIA EDGAR

Filing Room

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Empire Fidelity Investments Variable Annuity Account A

(File No. 811-06388)

Ladies and Gentlemen:

On behalf of the Depositor, Empire Fidelity Investments Life Insurance Company, and the Registrant, Empire Fidelity Investments Variable Annuity Account A, we are filing this initial Registration Statement on form N-4 which contains a prospectus, Statement of Additional Information and all required financial statements and Exhibits, including consents.

I hereby acknowledge on behalf of the Separate Account that: (i) the Separate Account is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Separate Account may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We thank you in advance for your careful review of this registration statement. If you need further information, please contact our counsel, Michael Berenson, at 202-739-5450.

Sincerely,

/s/ David J. Pearlman

David J. Pearlman